Filed by Hewitt Associates, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Hewitt Associates, Inc.

Commission File No.: 001-31351

Commission File No. for Registration Statement

on Form S-4: 333-168320

Hewitt Associates 100 Half Day Road Lincolnshire, IL 60069 Tel 847.295.5000 Fax 847.575.2377 www.hewitt.com

News and Information

For Immediate Release

September 2, 2010

Media Contact:

Maurissa Kanter, 847-442-0952, maurissa.kanter@hewitt.com

Media Helpline: 847-883-1000

Investor Contact:

Sean McHugh, 847-442-4176, sean.mchugh@hewitt.com

Hewitt Associates Completes Acquisition of Leading U.S. Investment Advisory Firm, EnnisKnupp

LINCOLNSHIRE, Ill.—Hewitt Associates, a global human resources consulting and outsourcing company, today announced it has completed its acquisition of EnnisKnupp, a leading provider of investment advisory services to large institutional investors. As a combined entity, Hewitt EnnisKnupp now becomes one of the largest providers of investment consulting services in the U.S. and in the world, with $3 trillion in assets under advisement globally.

Hewitt EnnisKnupp’s 200 investment professionals in the U.S. currently serve nearly 300 clients from offices in five major U.S. cities. By the end of 2010, the business will open an additional office in Newport Beach, CA in response to growing client demand in the region.

“We’ve hit the ground running with our integration plans,” said Steve Cummings, leader of Hewitt EnnisKnupp. “Our investment professionals are working to pool their expertise and knowledge to meet the needs of a broader range of clients, while maintaining the highest levels of independence and integrity. Clients from both organizations are equally enthusiastic, and they are eager to take advantage of the global reach and expanded suite of services that our newly combined organization will offer.”

-more-

On July 12, Hewitt announced it had entered into a definitive agreement to merge with Aon Corporation. Aon intends to integrate Hewitt—including Hewitt EnnisKnupp—with its existing human capital operations (Aon Consulting) and operate the segment globally under a newly created Aon Hewitt brand. More information will be available upon close of the Aon Hewitt transaction.

Hewitt announced its intent to acquire EnnisKnupp on July 20, 2010. Financial terms of the agreement were not disclosed.

About Hewitt Associates

Hewitt Associates (NYSE: HEW) provides leading organizations around the world with expert human resources consulting and outsourcing solutions to help them anticipate and solve their most complex benefits, talent, and related financial challenges. Hewitt works with companies to design, implement, communicate, and administer a wide range of human resources, retirement, investment management, health care, compensation, and talent management strategies. With a history of exceptional client service since 1940, Hewitt has offices in more than 30 countries and employs approximately 23,000 associates who are helping make the world a better place to work. For more information, please visit www.hewitt.com.

Safe Harbor Statement

This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of stockholders of Hewitt Associates, Inc. (“Hewitt”) to approve the proposal to adopt the merger agreement; the failure of the stockholders of Aon Corporation (“Aon”) to approve the proposal to approve the issuance of shares of Aon common stock to Hewitt stockholders in the merger; the loss of key Aon or Hewitt employees following the merger; the risk that the Aon and Hewitt businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships with customers, partners and others; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; general economic conditions in different countries in which Aon and Hewitt do business around the world; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could impact revenue and expense; rating agency actions that could affect Aon’s ability to borrow funds; changes in the funding status of Aon’s various defined benefit pension plans and the impact of any increased pension funding resulting from those changes; Aon’s ability to implement restructuring initiatives and other initiatives intended to yield cost savings, and the ability to achieve those cost savings; the impact on risk and insurance services commission revenues of changes in the availability of, and the premium insurance carriers charge for, insurance and reinsurance products, including the impact on premium rates and market capacity attributable to catastrophic events; the outcome of inquiries from regulators and investigations related to compliance with the U.S. Foreign Corrupt Practices Act and non-U.S. anti-corruption laws; the impact of investigations brought by U.S. state attorneys general, U.S. state insurance regulators, U.S. federal prosecutors, U.S. federal regulators, and regulatory authorities in the U.K. and other countries; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; the cost of resolution of other contingent liabilities and loss contingencies, including potential liabilities arising from error and omissions claims against Aon or Hewitt; the extent to which Aon and Hewitt retain existing clients and attract new businesses; the extent to which Aon and Hewitt manage certain risks created in connection with the various services, including fiduciary and advisory services, among others, that Aon and Hewitt currently provide, or will provide in the future, to clients; the impact of, and potential challenges in complying with, legislation and regulation in the jurisdictions in which Aon and Hewitt operate, particularly given the global scope of Aon’s and Hewitt’s businesses and the possibility of conflicting regulatory requirements across jurisdictions in which Aon and Hewitt do business; and the ability to realize the anticipated benefits to Aon of the Benfield merger. Further information concerning Aon, Hewitt, and their business, including factors that potentially could materially affect Aon’s and Hewitt’s financial results, is contained in Aon’s and Hewitt’s filings with the Securities and Exchange Commission (the “SEC”). See Aon’s and Hewitt’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2009 and September 30, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Aon nor Hewitt undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval. This communication is being made in respect of the proposed transaction involving Aon and Hewitt. In connection with the proposed merger, Aon filed with the SEC a definitive joint proxy statement, which also constitutes a prospectus of Aon. The joint proxy statement/prospectus was mailed to Aon stockholders and Hewitt stockholders on or about August 19, 2010. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed by either Aon or Hewitt with the SEC when they become available because they contain and will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Aon by directing a request to Aon at Aon Corporation, 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations, and by accessing Hewitt’s website at www.hewitt.com under the heading “Investor Relations” and then under the link “Reports & SEC Filings” and from Hewitt by directing a request to Hewitt at Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois 60069, Attention: Investor Relations.

Aon and Hewitt and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2010. You can find information about Hewitt’s directors and executive officers in its definitive proxy statement filed with the SEC on December 16, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus filed by Aon with the SEC and will be contained in other relevant materials to be filed by Aon or Hewitt with the SEC when they become available. You can obtain free copies of these documents from Aon and Hewitt using the contact information above.

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